DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via EDGAR

August 17, 2018

Stacie Gorman

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Black Creek Diversified Property Fund Inc. Registration Statement on Form S-11 Filed January 19, 2018 File No. 333-222630

Dear Ms. Gorman:

On behalf of our client, Black Creek Diversified Property Fund Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the telephonic comments received from the staff of Commission’s Division of Corporation Finance (the “Staff”), which are reproduced below.

1. Pursuant to Instruction H of Form S-11, the company is not eligible to incorporate by reference until the Form 10-K for the year ended December 31, 2017 (the company’s most recently completed fiscal year) has been filed.

Response: The Company has now filed the Form 10-K for the year ended December 31, 2017, and incorporated it by reference into Amendment No. 1.

2. In order to meet the requirements of Instruction H of Form S-11, the Form 10-K for the year ended December 31, 2017 must include Part III, or the company must have filed the proxy statement with that information.

Response: The Company has now filed its definitive proxy statement with the information called for by Part III of the Form 10-K for the year ended December 31, 2017, and incorporated such information by reference both into the Form 10-K for the year ended December 31, 2017 and Amendment No. 1.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh